                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934*

                                 PROVANT, INC.
                       --------------------------------
                               (Name of Issuer)

                    COMMON STOCK, $.01 PAR VALUE PER SHARE
                    --------------------------------------
                        (Title of Class of Securities)

                                  743724 10 6
                         ----------------------------
                                (CUSIP Number)

                                   COPY TO:

                                 ROPES & GRAY
                            ONE INTERNATIONAL PLACE
                               BOSTON, MA 02110
                            ATTN: KEITH F. HIGGINS
                                (617) 951-7000
                         ----------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  June 10, 2001
                          ---------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-------------------------
 CUSIP No. 743724 10 6
-------------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Michael J. Davies
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          339,572
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          339,572
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      339,572
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      1.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-------------------------
 CUSIP No. 743724 10 6
-------------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Philip Gardner
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          300,761
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          300,761
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      300,761
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      1.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
         -----------------
CUSIP No.  743724 10 6
         -----------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Paul C. Green
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO (see Item 3)
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.A
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          500,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,100
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          500,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,100
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      501,100
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      2.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
         -----------------
CUSIP No.  743724 10 6
         -----------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Ralf Leszinski
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO (see Item 3)
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Germany
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          636,892
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          636,892
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      636,892
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      2.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
         -----------------
CUSIP No.  743724 10 6
         -----------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Dominic J. Puopolo
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.A
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          746,041
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             52,201
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          746,041
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          52,201
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      798,242
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      3.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
         -----------------
CUSIP No.  743724 10 6
         -----------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Carl von Sternberg
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO (see Item 3)
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.A
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          139,185
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             269,800
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          139,185
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          269,800
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      408,985
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      1.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

Item 1.  Security Issuer.

         The class of equity securities to which this Statement on Schedule 13D (the "Statement") relates is the Common Stock, par value $.01 per share (the "Common Stock") of Provant, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 67 Batterymarch Street, Suite 600, Boston, MA 02110.

Item 2.  Identity and Background.

         (a)-(c) This statement is being filed by a group of shareholders of the Issuer acting as the Provant Committee to Restore Shareholder Value (the "Committee"). The Committee is an unincorporated association with a principal place of business c/o Epic Partners LLC, 116 West 23rd Street, 5th Floor, New York, NY 10011. The following individuals (collectively, the "Reporting Persons") constitute the Committee: Michael J. Davies, Philip Gardner, Paul C. Green, Ralf Leszinski, Dominic J. Puopolo and Carl von Sternberg.

         Michael J. Davies is an independent consultant, pursuant to which he currently serves as Chairman of Saltmine, Inc., an online solutions company. Mr. Davies' business address is 15425 Old York Road, Monkton, MD 21111.

         Philip Gardner is an independent consultant with JPG Partners, LLC. Mr. Gardner's business address is 130 Kirkstall Road, Newton, MA 02460.

         Paul C. Green, Ph.D. is an author and private investor. Dr. Green's business address is 9151 River Edge Drive, Cordova, TN 38018.

         Ralf Leszinski is an entrepreneur and private investor. Mr. Leszinski's business address is 815 Fairfield Road, Atlanta, GA 30327.

         Dominic J. Puopolo is Chairman of American Entrepreneur Inc., an advisory and consulting firm for entrepreneurs, and a private investor. Mr. Puopolo's business address is 67 Batterymarch Street, 4th Floor, Boston, MA 02110.

         Carl von Sternberg is Chief Executive Officer of Allen Corporation of America, a venture capital firm doing business at 415 1/2 Prince Street, Alexandria, VA 22304.

         (d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         (f) Mr. Leszinski is a citizen of the Federal Republic of Germany. Each of the other Reporting Persons is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         Messrs. Davies, Gardner and Puopolo purchased the Common Stock reported by them in Item 5 below in connection with the founding of the Issuer and used an aggregate of less than approximately $3,000 of personal funds for such purchases.

         Dr. Green and Messrs. Leszinski and von Sternberg acquired the Common Stock reported by them in Item 5 below as consideration for or otherwise in connection with the sale of a business to the Issuer.

Item 4.  Purpose of Transaction.

         No shares of Common Stock reported in Item 5 below were acquired in contemplation of the formation of the Provant Committee to Restore Shareholder Value. Such shares were acquired in connection with the founding of the Issuer, the sale of a business to the Issuer by one or more of the Reporting Persons or as consideration for services performed by one or more of the Reporting Persons for the benefit of the Issuer.

         The Committee intends to propose an alternative slate of directors at the Issuer's next annual meeting. Upon election of such directors, the Committee intends that a new corporate management team would be appointed. Because the annual meeting is several months away, the Committee intends to seek a meeting with the Issuer's present board of directors to discuss the implementation of the foregoing and other changes. The Committee expects that the new board would embark upon a number of initiatives including, without limitation, increased focus on cost management as well as an acceleration of the Issuer's integration of its core business lines, thus enhancing its position with large corporate and governmental customers as a provider of a total training solution. Other initiatives would include enhancing the Issuer's financial condition by focusing on working capital management, enhancing the Issuer's relationship with its bank and consummating a substantial equity infusion from a significant institutional investor who would bring, in addition to financial resources, credibility, strategic insight and important customer and industry contacts. Other than the foregoing matters, the Committee does not have any current plans or proposals of the type described in items (a) through (j) of Item 4. The Committee reserves the right to take or not take any action it deems to be in its best interest or to change its intention as set forth in this Item 4.

Item 5.  Interest in Securities of the Issuer.

         (a) The aggregate number and percentage of Common Stock to which this Statement relates is 2,985,552 shares, representing 13.6% of the shares of Common Stock outstanding. The number of shares of Common Stock outstanding is the sum of actual shares outstanding of 21,696,260 shares as reported in the Issuer's most recently filed report on Form 10-Q for the quarter ended March 31, 2001, plus shares subject to options, warrants, rights or conversion privileges, if any, deemed to be outstanding with respect to one or more Reporting Persons in accordance with rules of the Securities and Exchange Commission. The Reporting Persons beneficially own such Common Stock as follows:


Name                               Shares of Common Stock           % of Class
----                               ----------------------           ----------
Michael J. Davies (1)                     339,572                      1.6%
Philip Gardner                            300,761                      1.4%
Paul C. Green (2)                         501,100                      2.3%
Ralf Leszinski                            636,892                      3.0%
Dominic J. Puopolo (3)                    798,242                      3.7%
Carl von Sternberg (4)                    408,985                      1.9%

         TOTAL                          2,985,552                     13.6%

         (1) Includes 50,000 shares issuable pursuant to options that currently are exercisable.

         (2) Includes 1,100 shares held by or for the benefit of members of Dr. Green's family, as to which Dr. Green disclaims beneficial ownership.

         (3) Includes 173,194 shares issuable pursuant to a warrant that currently is exercisable. Includes 52,201 shares held by Mr. Puopolo's wife. Excludes 121,243 shares held in a trust for the benefit of Mr. Puopolo's children, as to which Mr. Puopolo disclaims beneficial ownership.

         (4) Includes 269,800 shares held by members of Mr. von Sternberg's family.

         (b) Each of the Reporting Persons has the sole power to vote or direct the vote and sole power to dispose or direct the disposition of the Common Stock reported for such person, except that: (i) Paul C. Green shares such voting and dispositive power with various members of his family with respect to 1,100 shares held in the aggregate by such family members or for their benefit; (ii) Dominic J. Puopolo shares such voting and dispositive power with his wife with respect to 52,201 shares held by her; and (iii) Carl von Sternberg shares such voting and dispositive power with various members of his family with respect to 269,800 shares held in the aggregate by such family members.

         (c) Information with respect to all transactions in the Common Stock that were elected during the past sixty days or since the most recent filing on
Schedule 13D, whichever is less, by each of the Reporting Persons is set forth on Schedule I annexed hereto and incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Each of the Reporting Persons presently has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any shares of Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except that the Reporting Persons are parties to a Contribution Agreement among them, attached hereto as Exhibit B, by which the parties have agreed to share certain fees and expenses incurred by the Committee.

Item 7.  Material to be Filed as Exhibits.


         The following Exhibit A is attached hereto.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 18, 2001.


                                      MICHAEL J. DAVIES
                                      PHILIP GARDNER
                                      PAUL C. GREEN
                                      RALF LESZINSKI
                                      DOMINIC J. PUOPOLO
                                      CARL VON STERNBERG


                                      By:      /s/ Dominic J. Puopolo
                                               ---------------------------------
                                               Dominic J. Puopolo
                                               Attorney-in-Fact

                                    Exhibit A
                                    ---------

                  JOINT FILING AGREEMENT AND POWER OF ATTORNEY

                               See the attached.

                             JOINT FILING AGREEMENT
                              AND POWER OF ATTORNEY


         In accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, $.01 par value, of Provant, Inc. and further agree that this Joint Filing Agreement be included as an exhibit to such joint filing.

         KNOW ALL BY THESE PRESENTS, that each person whose signature appears below, hereby constitutes and appoints Dominic J. Puopolo as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign the joint statement on Schedule 13D (including any and all amendments thereto), as described above, and to file the same, with all exhibits thereto and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

             [The remainder of this page intentionally left blank.]

         In evidence thereof, the undersigned hereby execute this Agreement this 18th day of June, 2001.



                                                    /s/ Michael J. Davies
                                                    ---------------------
                                                    Michael J. Davies


                                                    /s/ Philip Gardner
                                                    ------------------
                                                    Philip Gardner


                                                    /s/ Paul C. Green
                                                    -----------------
                                                    Paul C. Green


                                                    /s/ Ralf Leszinski
                                                    ------------------
                                                    Ralf Leszinski


                                                    /s/ Dominic J. Puopolo
                                                    ----------------------
                                                    Dominic J. Puopolo


                                                    /s/ Carl von Sternberg
                                                    ----------------------
                                                    Carl von Sternberg

                                    Exhibit B
                                    ---------

                             CONTRIBUTION AGREEMENT

                                See the attached.

                             CONTRIBUTION AGREEMENT

     This Contribution Agreement, dated as of June 18, 2001, is made by and among the persons and entities whose signatures appear below (the "Parties").

                                    Recitals
                                    --------

     Each of the Parties is a stockholder of Provant, Inc. ("Provant"). The Parties have agreed to act together for the purpose of exploring ways to increase shareholder value at Provant, including without limitation proposing an alternative slate of directors at the 2001 Provant annual meeting and soliciting proxies in favor of the slate (collectively, the "Contest"). The Parties are entering into this Agreement to provide for the sharing of expenses in connection with the Contest.

                                   Agreement
                                   ---------

     In consideration of the premises set forth above, and in order to provide for the equitable sharing of expenses, the Parties hereby agree as follows:

     1.  Authorization to Incur Expenses.  Each of the Parties hereby authorizes
         -------------------------------
     Dominic J. Puopolo to incur on its behalf reasonable fees and expenses in connection with the Contest. These fees and expenses may include, without limitation, proxy solicitation fees, financial advisory fees, legal fees, filing fees, printing fees, mailing fees and media fees.

     2.  Payment of Pro Rata Share.  Each of the Parties unconditionally and
         -------------------------
     irrevocably agrees to pay its pro rata share of any fees and expenses incurred in connection with the Contest. A Party's pro rata share shall be equal to the number of shares of Provant Common Stock the Party beneficially owns (excluding shares the Party has the right to acquire) divided by the aggregate number of shares that all Parties beneficially own. Each Party's pro rata share is set forth on Annex A to this Agreement.


     3.  Estimates.  On or about the last day of each month commencing June 30,
         ---------
     2001, each of the Parties will receive an estimate of the total fees and expenses incurred through the end of the month in connection with the Contest.

     4.  Invoices and Payment.    Payments will be due within 3 business days of
         --------------------
     receipt of an invoice that reasonably details the fees and expenses to be paid.

     5.  Reimbursement.  The Parties agree that if the Contest is successful
         -------------
     they will seek from Provant reimbursement for fees and expenses in connection with the Contest.

     6.  Additional Parties.  The Parties agree that any additional stockholder
         ------------------
     of Provant. who agrees to act together with the Parties in connection with the Contest shall execute a counterpart signature page hereto and shall become a party hereto as if such shareholder were an original Party. In such event Annex A shall be amended to add such new Party and to adjust each Party's pro rata share of fees and expenses incurred in connection with the Contest. To the extent the Parties previously have been invoiced for and have paid any fees or expenses hereunder, such new Party shall be invoiced promptly in an amount equal to such new Party's pro rata share of such previous fees and expenses, payable within 3 business days of receipt, such payment to be distributed among the existing Parties in proportion to their relative pro rata shares.


     7.  Withdrawal.  Any Party may withdraw as a Party to this Agreement by
         ----------
     written notice given to Dominic J. Puopolo, 67 Batterymarch Street, Suite 400, Boston, MA 02110. A Party's liability for fees and expenses under this Agreement will be limited to the Party's pro rata share of the fees and expenses encurred through the date of withdrawal.

     8.  Miscellaneous.  This Agreement shall be governed by and construed in
         -------------
     accordance with the internal laws of The Commonwealth of Massachusetts. This Agreement represents the final agreement between the parties and may not be contradicted by any prior agreements, whether oral or written, or subsequent oral agreements of the parties. This Agreement may be executed in any number of counterparts of which once so executed shall be deemed to be an original and all of which taken together shall constitute but one and the same agreement.



                         [Remainder of page left blank]

                       ANNEX A TO CONTRIBUTION AGREEMENT


                             SHARES
                          (EXCL. OPTIONS
                            WARRANTS AND       PRO RATA
NAME                      SIMILAR RIGHTS)      SHARE (%)

Michael J. Davies             289,572            10.48%
Philip Gardner                300,761            10.89%
Paul C. Green                 501,100            18.14%
Ralf Leszinski                636,892            23.06%
Dominic J. Puopolo            625,048            22.63%
Carl von Sternberg            408,985            14.81%

TOTAL                       2,762,358           100.00%

                    Signature Page to Contribution Agreement

     IN WITNESS WHEREOF, the undersigned has caused this Agreement to be duly executed and delivered as of the date written below.


                              /s/ Michael J. Davies
                              _________________________________
                              Michael J. Davies

Date: June 18, 2001

                    Signature Page to Contribution Agreement

     IN WITNESS WHEREOF, the undersigned has caused this Agreement to be duly executed and delivered as of the date written below.


                              /s/ Philip Gardner
                              _________________________________
                              Philip Gardner

Date: June 18, 2001

                    Signature Page to Contribution Agreement

     IN WITNESS WHEREOF, the undersigned has caused this Agreement to be duly executed and delivered as of the date written below.


                              /s/ Paul C. Green
                              _________________________________
                              Paul C. Green

Date: June 18, 2001

                    Signature Page to Contribution Agreement

     IN WITNESS WHEREOF, the undersigned has caused this Agreement to be duly executed and delivered as of the date written below.


                              /s/ Ralf Leszinski
                              _________________________________
                              Ralf Leszinski

Date: June 18, 2001

                    Signature Page to Contribution Agreement

     IN WITNESS WHEREOF, the undersigned has caused this Agreement to be duly executed and delivered as of the date written below.


                              /s/ Dominic J. Puopolo
                              _________________________________
                              Dominic J. Puopolo

Date: June 18, 2001

                    Signature Page to Contribution Agreement

     IN WITNESS WHEREOF, the undersigned has caused this Agreement to be duly executed and delivered as of the date written below.


                              /s/ Carl von Sternberg
                              _________________________________
                              Carl von Sternberg

Date: June 18, 2001

                                   Schedule I
                                   ----------

                    INFORMATION WITH RESPECT TO TRANSACTIONS
                  EFFECTED DURING THE PAST SIXTY DAYS OR SINCE
                   THE MOST RECENT FILING ON SCHEDULE 13D (1)


Reporting Person              Date       Shares Purchased    Average Price (2)
                                             Sold (-)
--------------------------------------------------------------------------------

Ralf Leszinski               6/8/01           5,000                $2.23
                             6/7/01           5,000                $2.28
                             5/30/01          3,000                $2.45
                             5/30/01          1,000                $2.51
                             5/24/01         10,000                $2.55
                             5/23/01          2,000                $2.55
                             5/22/01          1,500                $2.51
                             5/22/01          1,500                $2.51

(1) Unless otherwise indicated, all transactions were effected on the Nasdaq Stock Market.

(2)  Price excludes commission.